August 2, 2024

Brian Tunick
Reporting Person
CEA Industries Inc.
1551 1st St. South
Jacksonville Beach, FL 32250

       Re: CEA Industries Inc.
           Schedule 13D/A Filed by Brian Tunick
           Filed July 30, 2024
           File No. 005-88074
Dear Brian Tunick:

       We have reviewed the above-captioned filing and have the following comments.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D/A Filed July 30, 2024
General

1.     We have reviewed your response to prior comment two in our letter dated
May 29,
       2024. As initially requested, please advise us of the date when you first acquired beneficial ownership of more than five percent of the Common Stock. Given that Mr.
       Tunick "acknowledges that he miscalculated" beneficial ownership, please supplement your response to prior comment one in the letter dated May 29, 2024, to indicate that the miscalculation also contributed to the late filing of the initial
Schedule 13D.
Item 5, page 4

2. We note the representation that Item 5(c) of Schedule 13D is not applicable. Section
       13(d)(2) and corresponding Rule 13d-2(a) of Regulation 13D-G require a
Schedule 13D
       to be amended to reflect any material change in the facts previously set forth therein and deem any disposition of beneficial ownership equal to one percent or more of the class of equity security to be material. Because the amount of reported beneficial ownership has
 August 2, 2024
Page 2

       decreased by over 4%, and some or all of that reduction in beneficial ownership has been attributed to sales of shares of the Common Stock, please amend the
Schedule 13D to
       reflect the material changes to the disclosure previously provided in response to Item 5(c)
       of Schedule 13D. Refer also to Question 104.05 of the Exchange Act Sections 13(d) and
       13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure
       Interpretations, which is available at
       https://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm.
        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions